Satcon Technology Corporation

25 Drydock Avenue

Boston, MA  02210-2377

October 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Amanda Ravitz
Assistant Director

Re:	Satcon Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Response letter dated September 7, 2012
File No. 001-11512

Dear Ms. Ravitz:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed on August 9, 2012 (the “Form 10-Q”), and related matters as set forth in a letter dated September 28, 2012 to Aaron M. Gomolak (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Liquidity and Capital Resources, page 46

Comment No. 1

We understand from your response letter dated September 7, 2012 that the company did not expect to meet the minimum liquidity requirement in its credit facility as of September 15, 2012 and that in light of the potential non-compliance with that financial covenant the company was going to pursue three different paths to ensure adequate liquidity through June 30, 2013.  given the passage of time, please tell us and continue to update your disclosure as necessary to reflect the status of your compliance with the Silicon Valley Bank credit facility and your anticipated liquidity through June 30, 2013.

Response to Comment No. 1

As indicated in its September 7, 2012 letter, the Company did not expect to be and was not in compliance with the minimum liquidity covenant under its credit facility with Silicon Valley Bank (the “Bank”).  Since that date, the Company has been engaged in ongoing discussions with the Bank to negotiate a resolution to the Company’s breach of the credit facility.  On September 21, 2012, the Bank verbally confirmed that, subject to certain conditions, it would waive the Company’s compliance with the minimum liquidity covenant through October 31, 2012.  The Bank and the Company subsequently entered into a non-binding term sheet to that effect and drafts of definitive documents were circulated by the Bank for the Company’s review and execution.  For a number of reasons, including those referred to below, the Company’s liquidity position deteriorated during late September and early October, 2012.  The Company elected to seek additional liquidity from the Bank and presented the Bank with a proposal to that effect on October 3, 2012.  The Bank reviewed the proposal from the Company and, on October 5, 2012 indicated verbally to the Company that it was withdrawing the proposal that it had made to support the Company’s operations through October 31, 2012 and would need additional time to review the request.  On October 9, 2012, the Company received a letter from the Bank indicating that the Bank had determined that events of default had occurred under the credit facility, and indicated that it may elect to accelerate the amounts owed to the Bank but has not done so at this time.  The Bank also stated that it has no obligation to make further advances to the Company but may agree to do so in its sole discretion.  The Bank did honor a $250,000 funding request on October 10, 2012.

The Bank has indicated to the Company that it will not approve a borrowing request to pay the interest and principal due under its outstanding subordinated indebtedness and on October 1, 2012, the Company failed to make required payments of principal and interest due under two subordinated notes.  On October 4, 2012, the Company received a notice from the holder of its outstanding, convertible promissory note that an event of default currently exists under that note because of the Company’s failure to pay the required installment amount due on October 1, 2012.  The Company filed a Current Report on Form 8-K disclosing receipt of this notice on October 11, 2012.  The Company has not yet received a default notice from the holder of its secured subordinated note.

In addition, during the week of October 1, 2012, the Company received notice from a customer that it was cancelling a large outstanding order and claiming damages in connection with the order.  Previously, this customer had committed to pre-pay portions of this order and the Company had been counting on the liquidity provided by those prepayments to maintain its liquidity during October.  Although the Company disputes this customer’s right to cancel this order and the damages the customer claims, this order represented a significant portion of the Company’s near-term backlog and its cancellation has materially and adversely affected the Company’s liquidity.

As a consequence of the events outlined above, the Company’s liquidity has become severely constrained.  The Company continues to work with its financial advisor to consider all strategic alternatives available to it but at present has not been successful in obtaining a strategic investment or an alternative asset-based lender.  The Company will continue to update its disclosures in future filings.

*              *              *              *              *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2495.

Sincerely,

/s/ Aaron M. Gomolak
Aaron M. Gomolak
Chief Financial Officer
cc:	Tim Buchmiller
Louis Rambo
Jonathan Bell, Esq.